EXHIBIT 4.53
FIRST AMENDMENT TO LEASE AGREEMENT
     This First Amendment to Lease Agreement (this “Amendment”) is made and entered into this 25th day of April, 2007 (the “Effective Date”) by and between Baker Hughes Incorporated, a Delaware corporation (“Landlord”), and Telvent USA, Inc., a Texas corporation (“Tenant”). Capitalized Terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Lease (hereinafter defined).
WITNESSETH:
     WHEREAS, Landlord and Tenant entered into that certain Lease Agreement dated October 16, 2003 (as amended, the “Lease”), pursuant to which Landlord agreed to lease to Tenant and Tenant agreed to lease from Landlord approximately 48,177 square feet of space (the “Premises”) in the building located at 7000 Hollister, Houston, Texas (the “Building”); and
     WHEREAS, the Lease will expire on November 30, 2009; and
     WHEREAS, Landlord and Tenant have agreed to extend the Lease for a period of three (3) years; and
     WHEREAS, Landlord and Tenant have agreed to make certain other changes in the terms and provisions of the Lease as hereafter provided and desire to execute this Amendment to set forth in writing all such changes;
     NOW, THEREFORE, KNOW ALL MEN BY THESE PRESENTS:
     THAT, for and in consideration of the premises and of Ten and No/100 Dollars ($10.00) and other good and valuable consideration paid by Tenant to Landlord, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant do hereby covenant and agree as follows:
     1. Term. The Term of the Lease is extended for a period of three (3) years, commencing on December 1, 2009, and ending on November 30, 2012.
     2. Rent. Rent for the Premises during the extended Term shall be the same Rent currently paid, Five Hundred Seventy-Eight Thousand One Hundred Twenty-Four and No/100 Dollars ($578,124.00) per annum, which amount shall be payable in equal monthly installments of Forty-Eight Thousand One Hundred Seventy-Seven and No/100 Dollars ($48,177.00) commencing on December 1, 2009, and continuing thereafter on the first day of each calendar month through the end of the Term, as extended hereby.

     3. Further Extension.
     (a) Provided no Act of Default then exists, beyond any applicable period of grace or cure, Tenant shall have the right, but not the obligation, to extend the term of this Lease for one (1) extension term of three (3) years (the “Extension Term”) commencing at the expiration of the extended Term. Tenant’s option for the Extension Term must be exercised, if at all, in accordance with Section 3(b) herein.
     (b) To exercise such option to extend, Tenant must notify Landlord in writing of the exercise at least one hundred eighty (180) calendar days prior to the end of the extended Term. All terms and conditions of this Lease shall be applicable to the Extension Term, except that the Rent will be determined on accordance with Section 4 herein and Tenant shall have no option to extend this Lease beyond the end of the Extension Term.
     4. Extension Rent. During the Extension Term, if applicable, the annual Rent shall be equal to the fair market rental value of the Premises determined as of the date Tenant elects to exercise the extension option, as determined by Landlord, based upon a comparison to similar properties in the general location in which the Premises are located.
     5. Right of First Refusal. Tenant shall have a right of first refusal to lease additional office space in the Building if Landlord determines to make additional office space available for lease (the “Additional Space”), subject to and in accordance with the following terms, conditions and provisions:
     (a) If Landlord desires to accept an offer to lease all or any part of the Additional Space from any third party, Landlord shall give Tenant written notice (the “Availability Notice”) that Landlord desires to accept such third party’s offer to lease such portion of the Additional Space, which Availability Notice shall also identify the Additional Space in question and set forth the annual rent and the date such Additional Space would be available for lease (the “Additional Space Start Date”). Within ten (10) business days after Landlord has given the Availability Notice, Tenant shall notify Landlord in writing as to whether or not Tenant elects to include the Available Space subject to such Availability Notice as part of the Premises. Failure of Tenant to respond affirmatively, or to respond at all, to such Availability Notice within said ten (10) business day period shall constitute the election by Tenant not to lease such Available Space, and Tenant’s right to lease space pursuant to this Section 5 shall automatically be waived as to the Available Space subject to such Availability Notice with respect only to the proposed lease. If Tenant elects within said ten (10) business day period to lease such Available Space, such Available Space shall be included as part of the Premises as of the Available Space Start Date set forth in such Availability Notice.
     (b) If Tenant timely responds affirmatively to an Availability Notice, then effective as of the Available Space Start Date set forth in such Availability Notice, the Available Space in question shall become a part of the Premises and shall be subject to all of the terms, provisions and conditions of the Lease, except for any terms, covenants and conditions that are expressly or by their nature inapplicable to such Available Space, and except that the Rent for the Available Space shall be as set forth in the Availability Notice. Unless otherwise provided in the Availability Notice, the Available Space in question shall be delivered in its AS-IS condition.

     As hereby expressly amended, the Lease is ratified and confirmed to be in full force and effect.
     IN WITNESS WHEREOF, the parties have executed this Amendment on the dates set forth below but effective as of the Effective Date.
Landlord:

BAKER HUGHES INCORPORATED

By:	/s/ John H. Lohman, Jr.

Name:	John H. Lohman, Jr.

Title:	Vice President

Date:	May 10, 2007

Tenant:

TELVENT USA, INC.

By:	/s/ Thomas C. Christopher

Name:	Thomas C. Christopher

Title:	Vice President

Date:	April 25, 2007